EXHIBIT A


VIA HAND DELIVERY                                   September 29, 1999

Ms. Rhonda Pruitt, Secretary
www.eBIZnet.com, Inc.
c/o 1207 West Hampton Boulevard
North Lauderdale, Florida 33068

                        www.eBIZnet.com, Inc.

Dear Ms. Pruitt:

        In accordance with Sections 607.0704 and 607.0808 of the Florida Statutes, enclosed herein are the original executed Written Consents, effective September 25, 1999 (the "Consents") of the Shareholders owning a majority of the issued and outstanding shares of common stock of www.eBIZnet.com, Inc., a Florida corporation (the "Company"). The Consents authorize the removal of Garland E. Harris as a Director of the Company, the termination of Mr. Harris as the President and Chief Executive Officer of the Company, and the removal of Mr. Harris as an authorized signatory of the Company's bank account(s), effective immediately.

        Of the Company's 25,000,000 authorized shares of common stock, par value $.001 per share, 7,573,200 shares of common stock are issued and outstanding as of September 15, 1999 and as of the date hereof. Of such issued and outstanding shares, 4,459,740 shares of common stock, or 58.9% are represented by the enclosed Shareholder Consents.

        Pursuant to Section 607.0704(3) of the Florida Statutes, written notice must be given to those Shareholders who have not consented in writing to the actions set forth in such Shareholder Written Consents. Such Notice must be postmarked on or before October 8, 1998. A form of Notice to the shareholders is enclosed herein.

        By delivery to you, the corporate Secretary of the Company, of the enclosed Consents, you are hereby directed to place the original executed Consents in the Company's minute book, and to immediately turn over all of the corporate records and assets of the Company to the undersigned, or the undersigned's designee.

                              Sincerely,

                              /s/ Willis Hale

                              Willis Hale